


Received SEC
JUN 29 2011
Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

A. Full title of the Plan:

Aetna 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156
EIN: 23-2229683
State of Incorporation: Pennsylvania

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Consent of Independent Registered Public Accounting Firm
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA 401(k) PLAN

By: [signature]
Elease E. Wright
Sr. Vice President, Human Resources
Aetna Inc.

Dated: June 28, 2011

Consent of Independent Registered Public Accounting Firm

Board of Directors
Aetna Inc. 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-124619) on Form S-8 of the Aetna Inc. 401(k) Plan of our report dated June 28, 2011, with respect to the Statements of Net Assets Available for Benefits of the Aetna Inc. 401(k) Plan as of December 31, 2010 and 2009, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010, and the supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Aetna Inc. 401(k) Plan.

KPMG LLP

Hartford, Connecticut
June 28, 2011



AETNA 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2010 AND 2009

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

AETNA 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Investment Assets (Both Acquired and Disposed of Within the Plan Year)
- Schedule of Reportable Transactions
- Nonexempt Transactions
- Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Schedule of Leases in Default or Classified as Uncollectible.



SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
211
SECTION



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Aetna Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 28, 2011

Aetna 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:		
Investments at fair value:		
Common/collective trusts	$ 1,638,622,376	$ 1,383,691,492
Insurance contracts	1,658,805,983	1,618,474,727
Aetna common stock	288,005,278	322,793,334
Money market funds and self-directed accounts	49,983,700	26,815,639
Total investments	3,635,417,337	3,351,775,192
Participant loans	79,851,292	73,286,120
Receivables:		
Employer contributions	5,121,238	2,419,226
Employee contributions	3,536,570	2,653,874
Investment income	4,269	540
Other receivables	888,945	10,882
Total receivables	9,551,022	5,084,522
Total assets	3,724,819,651	3,430,145,834
Liabilities:		
Accrued expenses	800,100	803,627
Unsettled trades and other liabilities	483,832	263,745
Total liabilities	1,283,932	1,067,372
Net assets reflecting all investments at fair value	3,723,535,719	3,429,078,462
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(72,414,934)	(40,184,982)
Net assets available for plan benefits	$ 3,651,120,785	$ 3,388,893,480

See accompanying notes to the financial statements.

Aetna 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

		2010
Additions to assets attributed to		
Investment income		
Net appreciation/(depreciation) in fair value of investments:		
Common/collective trusts	$	221,501,351
Aetna common stock		(11,898,372)
Self-directed accounts		2,810,290
Total appreciation		212,413,269
Interest		69,194,639
Dividends		381,908
Total investment income		281,989,816
Contributions:		
Participant		149,901,092
Employer		41,700,030
Total contributions		191,601,122
Total additions		473,590,938
Deductions:		
Benefits paid to participants		206,037,274
Administrative expenses		5,326,359
Total deductions		211,363,633
Net increase		262,227,305
Net assets available for benefits:		
Beginning of year		3,388,893,480
End of year	$	3,651,120,785

See accompanying notes to the financial statements.

AETNA 401(K) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of Plan

The following description of the Aetna 401(k) Plan ("the Plan" or "401(k)") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan that provides retirement income to eligible employees. Effective January 1, 2002, employees of Aetna Inc. ("the Company") are immediately eligible for Plan participation upon the employee's employment commencement date.

b. Administration

The Plan has multiple investment options for eligible employees. The Plan's recordkeeper, is ING Institutional Plan Services, LLC ("ING IPS"). The trustee of the Plan is State Street Bank ("State Street").

c. Contributions

Eligible Automatic Contribution Arrangement

After one year of service with the Company, new employees will be automatically enrolled in the Plan at a 3% pre-tax contribution rate unless the employee chooses to opt out of participation. Contributions will be invested in the Target Retirement Fund that most closely matches the participant's Social Security full retirement age. Participants may choose to change their contribution rate or reallocate their contributions among other investment funds available in the Plan.

Effective December 2010, participants may elect to make a Roth in-plan conversion.

Participant Contributions

Non-highly compensated employees may elect to contribute 1% to 40% of their eligible pay on a pre-tax basis and/or on an after–tax basis as a Roth 401(k) contribution. Participants may also contribute 1% to 5% of their eligible pay on an after-tax basis as a traditional (non Roth account) after-tax contribution.

Highly compensated employees[1] may elect to contribute 1% to 20% of their eligible pay on a pre-tax basis and/or on an after-tax basis as a Roth 401(k) contribution, but are not allowed to make traditional after-tax contributions.

Eligible participants may contribute both pretax and Roth 401(k) contributions up to a maximum of $16,500 for both tax years 2010 and 2009 in accordance with the Internal Revenue Code (IRC) qualified retirement plan limits.

[1]Employees whose prior year eligible compensation exceeded $110,000 for Plan year 2010 and $105,000 for Plan year 2009.

Employees age 50 and older are allowed to make an additional pretax contribution or Roth 401(k) contribution, or both, to the Plan over and above the IRS plan limits. The maximum amount allowed for catch-up contributions was $5,500 for the tax years ended 2010 and 2009, respectively.

Lastly, participants may contribute amounts representing eligible rollover distributions from eligible retirement plans. These rollover amounts are considered to be participant contributions.

Employer Contributions

After completion of one year of service, the Company provides a match of up to 50% of the first 3% of combined pre-tax and Roth 401(k) participant contributions (for a maximum matching contribution of 1.5% of eligible pay). Beginning October 2010, the Company increased its matching contribution to 100% of the first 6% of combined pre-tax and Roth 401(k) participant contributions (for a maximum matching contribution of 6% of eligible pay). The matching contributions are made in cash and invested according to each participant's investment elections.

Participant pre-tax contributions and employer contributions, and earnings thereon, are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded after each bi-weekly payroll cycle.

d. Participant Investment Elections

Participants may direct their investment contributions and employer contributions among nineteen investment options offered by the Plan. The nineteen investment options currently offered include six investment funds, ten target retirement funds, Stable Value Option (SVO), Aetna Common Stock Fund, and a self-managed account. Participants are allowed to change their investment options subject to certain restrictions. For example, certain investment funds are subject to a 30-day transfer restriction, meaning that when a participant transfers assets out of one of these funds, the participant cannot transfer assets back into the same fund for a period of 30 days. In addition, participant elections to invest in the Aetna Common Stock Fund are limited to no more than 20% of the participant's account balance.

e. Participant Accounts

On a bi-weekly basis, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Investment fund earnings are net of expenses.

f. Vesting

Participants are vested in their deferral contributions plus actual earnings thereon. Participants are vested in the Company's matching contributions (plus earnings) after one year of service. Because participants are not eligible for a matching contribution until completion of one year of service, the effect is that such contributions are immediately vested when made.

(Continued)

g. Participant Loans

Participants may borrow from their Plan account the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. A $50 per loan origination fee is charged to participants upon withdrawal. The amounts held for loans receivable are stated at amortized cost. Interest rates on loans outstanding range from 4.25% to 10.5% as of December 31, 2010 and 4.25% to 11.00% as of December 31, 2009.

h. Payment of Benefits

On termination of service, a participant with a vested account greater than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or Individual Retirement Account (IRA), or may defer payment to a later date. Participants with a vested interest less than $5,000 may elect to take a lump sum distribution or roll over their account balance to another qualified plan or IRA. Participants who do not make an election with balances ranging from $1,000 to $5,000 will automatically have their balances rolled over to a traditional/Roth IRA.

i. Participant Forfeitures

Forfeitures that occur may vary from year to year depending upon various Plan activities such as forfeited accounts transferred to the Plan from acquired companies, and vesting rules regarding former performance-based match programs. If a participant terminates employment without being fully vested, any unvested Company contributions (and earnings thereon) will be forfeited in accordance with the Plan's terms. For the years ended December 31, 2010 and 2009, forfeited nonvested accounts totaled approximately $205,527 and $2,861,576, respectively. These forfeitures were or will be used to reduce future employer contributions or to offset plan expenses. In 2010 and 2009, forfeited nonvested accounts offset employer contributions by $3,003,656 and $0, respectively. Forfeitures are invested in the SVO fund (Note 4).

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no items to disclose other than those items indicated within Note 13.

b. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to financial statements. Accordingly, actual results may differ from reported results using those estimates.

(Continued)

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value on the Statements of Net Assets Available for Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts. Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d. Plan Expenses

Investment management and advisory fees are deducted from fund earnings. Administrative expenses relating to plan administration, trustee, accounting and legal fees are charged based on a percentage of the Plan's assets and allocated to each of the investment options.

e. Payment of Benefits

Benefits are recorded when paid. Benefit amounts due to participants are not reflected as liabilities but as a component of net assets available for benefits.

f. New Accounting Standards

Fair Value Disclosures
In January 2010, the Financial Accounting Standards Board ("FASB") issued new guidance relating to improving disclosures about fair value measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

Participant Loans
In September 2010, the FASB released new accounting guidance relating to how participant loans should be classified and measured by defined contribution benefit plans. The new guidance is effective for the year-ended 2010. The adoption of this accounting guidance did not have a significant impact to the Plan's net assets available for benefits or changes therein.

Fair Value Measurements – Assessing Fair Value in Market Conditions That Are Not Orderly
In April 2009, the FASB released updates to the accounting guidance for measuring the fair value of assets and liabilities. These updates provide clarification as to how to determine the fair value of assets and liabilities in distressed economic conditions and also require greater disaggregation of debt and

equity securities within the plan's fair value measurements disclosures. This accounting guidance was effective on June 30, 2009 and did not impact the plan's net assets available for benefits or changes therein.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)
In September 2009, the FASB issued an updated accounting standard for "Investments in Certain Entities that Calculate Net Asset Value per Share (or "Its Equivalent"). which provides guidance about using net asset value to measure the fair value of interests in certain Investment Funds and requires additional disclosures about interests in Investment Funds. The Plan adopted this standard during the year ended December 31, 2009. Since the plan's current fair value measurement policies are consistent with this new standard, adoption did not affect the plan's Statement of Net Assets Available for Benefits.

Subsequent Events
On December 31, 2009, the Plan adopted FASB accounting standard for subsequent events, which provides guidance about the disclosure requirements relating to events occurring after the balance sheet date but before the financial statement report issuance date through which subsequent events are assessed. Typically, this date coincides with the report issue date. The adoption of this standard did not have a material impact on the financial statements.

3. Investments

The following presents investments, at fair value, that represent five percent or more of the Plan's net assets:

	December 31, 2010	December 31, 2009
Stable Value Option (Note 4)	$ 1,683,513,681	$ 1,622,560,277
SSgA S&P 500 Flagship SL Series Fund -Class A	606,317,410	547,622,085
Aetna Inc. Common Stock	288,005,278	322,793,334
SSgA Daily EAFE Index SL Series Fund - Class T	233,965,832	221,744,219
SSgA S&P MidCap Index NL Series Fund – Class A	187,092,243	-

Fair Value Measurements

Certain of the plan's financial assets are measured at fair value in the Statements of Net Assets Available for Benefits. The fair values of these assets are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information ("inputs") that qualifies a financial asset or liability for each level:

- **Level 1** – Unadjusted quoted prices for identical assets in active markets.

- **Level 2** – Inputs other than Level 1 that are based on observable market data. These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable markets.
- **Level 3** – Developed from unobservable data, reflecting management's own assumptions.

When quoted prices in active markets for identical assets are available, management uses these quoted market prices to determine the fair value of financial assets and classifies these assets as Level 1. In other cases where a quoted market price for identical assets in an active market is either not available or not observable, management estimates fair values using valuation methodologies based on available and observable market information. These financial assets would then be classified as Level 2. If quoted market prices are not available, management determines fair value using an analysis of each investment's financial performance. In these instances, financial assets may be classified in Level 3 even though there may be some significant inputs that may be readily available.

The following is a description of the valuation methodologies used for the Plan's financial assets measured at fair value:

Common/Collective Trusts – Common/collective trusts invest in other collective investment funds otherwise known as the underlying funds. The Plan's interest in the common/collective trust funds are based on the fair values of the underlying investments of the underlying funds. The underlying assets consist of U.S. Treasury, agency, corporate, mortgage-backed, commercial mortgage-backed and asset-backed securities, U.S. and international stocks, bonds and cash and cash equivalents. Investments in collective trust funds are valued at their respective net asset value per share/unit on the valuation date.

Insurance Contracts – Investments in insurance contracts are valued based on the fair value of the underlying assets plus the total wrap rebid value. Refer to Note 4 for additional information related to the insurance contracts.

Money Market Funds – Investments in money market funds are stated at fair value, which approximates amortized cost because the underlying investments are comprised of short-term, highly liquid investments.

Employer Common Stock and Participant Self-Directed Accounts – Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments in Aetna common stock and investments in the participant self-directed accounts.

(Continued)

The Plan's financial assets with changes in fair value that are measured on a recurring basis at December 31, 2010 and 2009 were as follows:

	2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Common/collective trusts	$ —	$ 1,638,622,376	$ —	$ 1,638,622,376
Insurance contracts	—	1,658,805,983	—	1,658,805,983
Money market funds	—	30,335,702	—	30,335,702
Employer common stock	288,005,278	—	—	288,005,278
Self directed accounts	19,647,998	—	—	19,647,998
Total	$ 307,653,276	$ 3,327,764,061	$ —	$ 3,635,417,337

	2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Common/collective trusts	$ —	$ 1,383,691,492	$ —	$ 1,383,691,492
Insurance contracts	—	1,618,474,727	—	1,618,474,727
Money market funds	—	10,679,771	—	10,679,771
Employer common stock	322,793,334	—	—	322,793,334
Self directed accounts	16,135,868	—	—	16,135,868
Total	$ 338,929,202	$ 3,012,845,990	$ —	$ 3,351,775,192

4. Stable Value Option (SVO)

The Plan's SVO holds investments in fully benefit-responsive investment contracts. The SVO is comprised of eight synthetic guaranteed investment contracts ("Synthetic GICs") that provide stable value guarantees and a cash and cash equivalent account, which collectively are managed by Invesco Institutional, Inc. ("INVESCO"). The Synthetic GICs are supported by investment portfolios holding a diversified mix of high quality, publicly traded, fixed income securities. As of December 31, 2010 and 2009, the investment sub-advisors responsible for managing these investments with INVESCO, were Blackrock Financial Management, Inc., ING Investment Management, Jennison Associates, PIMCO and Goldman Sachs.

The interest rates generated by these Synthetic GICs and the cash and cash equivalent account were blended together to determine the following six-month SVO rate credited to participant accounts:

	SVO Credited Interest Rates	
	2010	2009
January – June	4.10%	3.20%
July – December	3.90%	3.50%

	SVO Average Yields	
	2010	2009
Based on actual earnings	2.52%	3.25%
Based on interest rate credited to participants	3.97%	3.60%

The SVO is presented at fair value on the Statement of Net Assets Available for Benefits (with an adjustment from fair value to contract value) and on Schedule I. The fair value of the Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the cash and cash equivalent account equals the contract value.

The SVO contract value represents the participant's principal balance plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the investment advisors. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the investment advisors to terminate the agreement prior to the scheduled maturity date.

The following tables present the fair value, adjustment to contract value and issuer rating for all Synthetic GICs held at December 31, 2010 and 2009:

2010:

Contract Issuer and Contract Number	Issuer rating	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value
ING Life & Annuity Contract 60103	A/A2	$ 103,202,240	$ —	$ (6,652,871)
ING Life & Annuity Contract 60104	A/A2	11,108,446	—	(336,453)
ING Life & Annuity Contract 60106	A/A2	265,255,195	—	(1,614,098)
ING Life & Annuity Contract 60269	A/A2	193,477,550	—	(8,577,480)
Monumental Life Insurance Contract MDA-00728TR	AA-/A1	313,783,345	441,300	(14,354,410)
Rabobank Nederland Contract AET120501-T	AAA/Aaa	263,969,076	—	(10,210,043)
JP Morgan Chase AAETNA-ICG	AA-/Aa1	249,404,907	—	(15,019,878)
Pacific Life Insurance G-27330.01.001	A+/A1	257,702,670	461,254	(15,649,701)
SSB Yield Enhanced STIF	NR/NR	24,707,698	—	—
Total		$ 1,682,611,127	$ 902,554	$ (72,414,934)

(Continued)

2009:

Contract Issuer and Contract Number	Issuer rating	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value
ING Life & Annuity Contract 60103	A+/A2	$ 106,917,766	$ 147,118	$ (4,557,339)
ING Life & Annuity Contract 60104	A+/A2	10,346,757	17,153	(115,564)
ING Life & Annuity Contract 60106	A+/A2	245,608,389	—	7,440,911
ING Life & Annuity Contract 60269	A+/A2	212,364,786	194,658	(5,631,331)
Monumental Life Insurance Contract MDA-00728TR	AA-/A1	304,441,540	—	(8,775,571)
Rabobank Nederland Contract AET120501-T	AAA/Aaa	252,628,767	463,529	(6,718,027)
JP Morgan Chase AAETNA-ICG	AA-/Aa1	240,516,351	660,892	(10,931,724)
Pacific Life Insurance G-27330.01.001	AA-/A1	243,539,294	627,727	(10,896,337)
SSB Yield Enhanced STIF	NR/NR	4,085,550	—	—
Total		$ 1,620,449,200	$ 2,111,077	$ (40,184,982)

5. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

6. Tax Status

The Internal Revenue Service has determined and informed the plan administrator by a letter dated March 18, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2004.

(Continued)

7. Related-Party Transactions

Certain Plan investments are managed by State Street Global Advisors (SSgA), a division of State Street Bank and Trust Company. State Street Bank is the Plan Trustee as defined by the Plan and, therefore, these investments constitute party-in-interest transactions.

The Plan invests in the Aetna Common Stock Fund, which consists primarily of the Plan Sponsor's own stock, and therefore, the Plan's investments in the Aetna Common Stock Fund constitute party-in-interest transactions.

The Plan's SVO includes four ING Life & Annuity Company insurance contracts. ING IPS is the Plan recordkeeper. Both entities are owned by ING and, therefore, these transactions constitute party-in-interest transactions.

Fees paid during the Plan year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

8. Employer Contribution Receivable

At December 31, 2010 and 2009, respectively, a contribution receivable of $3,267,543 and $2,030,356 was recorded to accrue for year-end employer matching contributions for certain employees whose pretax deferrals had not been made proportionately over the course of the year.

Accrued employer matching contributions for the days remaining after the last pay cycle of the year totaled $1,853,695 and $388,870 for December 31, 2010 and 2009, respectively.

9. Employee Contribution Receivable

Accrued participant contributions for the days remaining after the last pay cycle of the year totaled $3,536,570 and $2,653,874 for December 31, 2010 and 2009, respectively.

10. Other Receivable

At December 31, 2010 and 2009, respectively, other receivables of $888,945 and $10,882 were recorded to accrue for year-end fund transactions that were settled in the following year.

AETNA 401(K) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

11. Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500, Schedule H:

		2010		2009
Net assets available for benefits per the financial statements	$	3,651,120,785	$	3,388,893,480
Amounts allocated to withdrawing participants		(1,765,273)		(1,137,623)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		72,414,934		40,184,982
Net assets available for benefits per Form 5500	$	3,721,770,446	$	3,427,940,839
Increase in net assets per the financial statements	$	262,227,305		
Net change in amounts allocated to withdrawing participants		(627,650)		
Net change on adjustment from contract value to fair value for fully benefit-responsive investment contracts		32,229,952		
Net income per Form 5500	$	293,829,607		
Benefits paid to participants per the financial statements	$	206,037,274		
Amounts allocated to withdrawing participants		627,650		
Benefits paid to participants per Form 5500	$	206,664,924		

Amounts allocated to withdrawing participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. Also, investments are recorded at fair value on the Form 5500 and at fair value (with an adjustment from fair value to contract value) on the accompanying financial statements.

12. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

13. Subsequent Event

Effective January 1, 2011, employees are immediately eligible to receive employer-matching contributions on their pretax\Roth combined contributions. The one year service requirement to receive matching contributions has been eliminated. In addition, vesting is immediate. Finally, effective January 1, 2011, the Plan has been modified to satisfy the requirements for a Qualified Automatic Contribution Arrangement (QACA) under the Code.

Aetna 401(k) Plan

Schedule I - Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b) Name of Investment	(c) Description of Investment	(d) Shares/Units Held	(e) Share/Unit Price	(d) x (e) Current Value
*	SSB SHORT TERM INVESTMENT FUND	Money Market Fund	5,628,004.040	1.000	5,628,004
*	SSgA Daily EAFE Index SL Series Fund - Class T	Common/Collective Trust	12,218,174.942	19.149	233,965,832
*	SSgA Passive Bond Market Index SL Series Fund - Class A	Common/Collective Trust	4,167,914.490	22.018	91,769,141
*	SSgA REIT Index Series Fund - Class A	Common/Collective Trust	2,227,052.178	26.893	59,892,114
*	SSgA Russell 2000 Index SL Series Fund - Class A	Common/Collective Trust	5,842,133.110	27.205	158,935,231
*	SSgA S&P 500 Flagship SL Series Fund - Class A	Common/Collective Trust	2,322,636.957	261.047	606,317,410
*	SSgA S&P MidCap Index NL Series Fund - Class A	Common/Collective Trust	5,536,583.907	33.792	187,092,243
*	SSgA Target Retirement Income SL Series Fund - Class A	Common/Collective Trust	698,848.087	13.118	9,167,489
*	SSgA Target Retirement 2010 SL Series Fund - Class A	Common/Collective Trust	911,871.153	13.282	12,111,473
*	SSgA Target Retirement 2015 SL Series Fund - Class A	Common/Collective Trust	3,212,248.475	12.075	38,787,900
*	SSgA Target Retirement 2020 SL Series Fund - Class A	Common/Collective Trust	3,893,650.278	13.398	52,167,126
*	SSgA Target Retirement 2025 SL Series Fund - Class A	Common/Collective Trust	3,704,214.062	11.924	44,169,048
*	SSgA Target Retirement 2030 SL Series Fund - Class A	Common/Collective Trust	3,867,239.553	13.335	51,569,639
*	SSgA Target Retirement 2035 SL Series Fund - Class A	Common/Collective Trust	3,515,484.397	11.663	41,001,095
*	SSgA Target Retirement 2040 SL Series Fund - Class A	Common/Collective Trust	1,965,662.581	13.495	26,526,617
*	SSgA Target Retirement 2045 SL Series Fund - Class A	Common/Collective Trust	1,794,763.396	11.874	21,311,021
*	SSgA Target Retirement 2050 SL Series Fund - Class A	Common/Collective Trust	397,329.482	9.662	3,838,997
*	ING Life & Annuity Contract 60103	Insurance Contract	N/A	N/A	103,202,240
*	ING Life & Annuity Contract 60104	Insurance Contract	N/A	N/A	11,108,446
*	ING Life & Annuity Contract 60106	Insurance Contract	N/A	N/A	265,255,195
*	ING Life & Annuity Contract 60269	Insurance Contract	N/A	N/A	193,477,550
	Monumental Life Insurance Contract MDA-00728TR	Insurance Contract	N/A	N/A	314,224,645
	Rabobank Nederland Contract AET120501-T	Insurance Contract	N/A	N/A	263,969,076
	JP Morgan Chase AAETNA-ICG	Insurance Contract	N/A	N/A	249,404,907
	Pacific Life Insurance G-27330.01.001	Insurance Contract	N/A	N/A	258,163,924
*	SSB Yield Enhanced STIF	Money Market Fund	24,707,697.920	1.000	24,707,698
*	Aetna Inc.	Employer Common Stock	9,439,701.000	30.510	288,005,278
	Participant Self-Directed Accounts	Brokerage Accounts	Various	Various	19,647,998
*	Participant Loan Fund	Participant loans; various maturities Interest rates: 4.25% - 10.50%	N/A	N/A	79,851,292
				Total assets held	3,715,268,629

* Party in interest